Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended January 30, 2016

Ratio of Earnings to Fixed Charges	Fiscal Year Ended
(dollars in millions)	January 30, 2016	January 31, 2015	February 1, 2014	February 2, 2013	January 28, 2012
Earnings from continuing operations before income taxes	$4,923	$3,653	$4,121	$5,056	$4,621
Capitalized interest, net	16	(1)	(14)	(12)	6
Adjusted earnings from continuing operations before income taxes	4,939	3,652	4,107	5,044	4,627
Fixed charges:
Interest expense (a)	616	619	641	721	750
Interest portion of rental expense	108	108	108	106	110
Total fixed charges	724	727	749	827	860
Earnings from continuing operations before income taxes and fixed charges	$5,663	$4,379	$4,856	$5,871	$5,487
Ratio of earnings to fixed charges	7.82	6.02	6.48	7.10	6.38

(a)
Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.